Exhibit 99.1
Form 51-102F3
Material Change Report
Item 1.	Name and Address of Company

CP Ships Limited 2 City Place Beehive Ring Road Gatwick, West Sussex

Item 2.	Date of Material Changes

7th November 2005

Item 3.	News Releases

CP Ships Limited (“CP Ships” or the “Company”) issued two press releases reporting the material changes on 7th November 2005 in Gatwick, United Kingdom. Copies are attached as Schedules “A” and “B”.

Item 4.	Summary of Material Changes

On 7th November 2005, CP Ships announced the following:
•	On 13th December 2005, it will redeem all of its US $200 million aggregate principal amount of 10 3/8% Senior Notes due 2012.

•	A special meeting of shareholders of CP Ships has been called to consider and, if deemed advisable, approve the amalgamation of CP Ships and Ship Acquisition Inc., (“Ship Acquisition”) an indirect wholly-owned subsidiary of TUI AG (“TUI”) which currently holds 88.97% of the outstanding common shares of CP Ships resulting in TUI owning 100% of the common shares of the company resulting from the amalgamation which will also be called CP Ships Limited.

•	Michael Behrendt has been appointed as Director and Chairman of the Board of Directors of CP Ships and Rainer Feuerhake has been appointed as Director of CP Ships, following the resignations of Nigel Rich as Director and Chairman and Viscount Weir as Director.

•	CP Ships has entered into credit arrangements with Ship Acquisition and TUI as lenders. The arrangement with Ship Acquisition is in an aggregate principal amount of up to US$250 million in order to fund the redemption of the Senior Notes on 13th December 2005 and for ongoing funding requirements, does not bear interest, is for a term of seven years subject to the right to demand early repayment on the occurrence of certain defaults or any change of control of CP Ships, is unsecured and is subordinated to senior indebtedness of CP Ships. The arrangement with TUI is in an aggregate principal amount of up to US$200 million in order to fund the purchase of the Venture and Spirit vessels in connection with the terminations of their leases and for ongoing funding requirements, bears interest at a rate determined from time to time based on LIBOR plus 1.50%, is for a term of three years subject to the right to demand early repayment on the occurrence of certain defaults or any change of control of CP Ships and is unsecured.

•	CP Ships will offer to purchase any and all of its 4% Senior Subordinated Convertible Notes due 2024 and solicit from holders of Convertible Notes consents to certain amendments to the indenture governing the Convertible Notes.

•	Following the amalgamation of CP Ships and Ship Acquisition described above, CP Ships (as the corporation resulting from the amalgamation) will satisfy its obligation to deliver shares upon the conversion of the Convertible Notes by delivery of one redeemable special share of CP Ships, in lieu of each common share deliverable immediately prior to the amalgamation, subject to adjustment in accordance with the terms of the indenture governing the Convertible Notes. The terms and conditions of the redeemable special shares will require that, subject to applicable law, CP Ships redeem any such shares immediately following their issuance for US$21.50 per share.

•	In accordance with the terms and conditions of the Convertible Notes, the Convertible Notes will become convertible into shares of CP Ships commencing 5th December 2005 and ending 15 days after the effective date of the amalgamation.
Item 5.	Full Description of Material Changes

Redemption of 10 3/8% Senior Notes due 2012

On 7th November 2005, CP Ships announced that on 13th December 2005, CP Ships will redeem all of its US $200 million aggregate principal amount of 10 3/8% Senior Notes due 2012.

Holders of Senior Notes will receive the redemption price of 100% of the principal amount of the Senior Notes plus the Applicable Redemption Premium, together with accrued and unpaid interest up to but excluding the redemption date. The Applicable Redemption Premium will be determined on 9th December 2005 in accordance with the indenture governing the Senior Notes.

The redemption price and any accrued and unpaid interest will be paid (less any tax required to be deducted and withheld by CP Ships) on or after 13th December 2005 on presentation and surrender of certificates representing the Senior Notes to: The Bank of New York, at One Canada Square, London E14 5AL, England or at 101 Barclay Street, New York, New York, 10286, USA or The Bank of New York (Luxembourg) SA at Aerogolf Centre, 1A Hoehenhof, L-1736, Senningerberg, Luxembourg.

Interest on the Senior Notes will cease to accrue as of the redemption date.

A formal notice and instructions for the redemption of the Senior Notes was sent to holders on 9th November 2005 and published in the Financial Times, Wall Street Journal, through the Bloomberg newswire service and on the Luxembourg Stock Exchange website.

The Applicable Redemption Premium is, with respect to each Senior Note on the redemption date, the greater of (i) 1.0% of the principal amount of such Senior Note; and (ii) the excess of (1) the present value at the redemption date of the redemption price of such Senior Note at 15th July 2007, plus all required interest payments that would otherwise be due to be paid on such Senior Note during the period between the redemption date and at 15th July 2007, excluding accrued but unpaid interest, computed using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points, over (2) the principal amount of the Senior Note.

The Treasury Rate as of the redemption date is the yield to maturity at the time of computation of US Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) which has become publicly available at least two business days in New York City prior to such redemption date) most nearly equal to the period from the redemption date to 3rd July

2007; provided that if such yield to maturity is not equal to the constant maturity of a US Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of US Treasury securities for which such yields are given; provided, that if the period from the redemption date to 3rd July 2007 is less than one year, the weekly average yield on actually traded US Treasury securities adjusted to a constant maturity of one year shall be used.

Special Meeting of Shareholders of CP Ships and Amalgamation

On 7th November 2005, CP Ships announced that a special meeting of shareholders of CP Ships has been called to consider and, if deemed advisable, approve the amalgamation of CP Ships and Ship Acquisition, an indirect wholly-owned subsidiary of TUI which currently holds 88.97% of the outstanding common shares of CP Ships. The special meeting will be held on 14th December 2005 at 10:00 am at the Fairmont Royal York Hotel in Toronto, Canada. The record date for determining the shareholders of CP Ships entitled to receive notice of the meeting is 9th November 2005. Full particulars of the proposed amalgamation will be described in the meeting materials to be mailed to shareholders on or about 16th November 2005.

The amalgamation will result in TUI owning 100% of the common shares of the company resulting from the amalgamation, which will also be called CP Ships Limited. Holders of common shares of CP Ships immediately prior to the amalgamation, other than Ship Acquisition, will receive one redeemable special share of CP Ships (as the corporation resulting from the amalgamation) per common share held. Subject to applicable law, the special shares will immediately be redeemed for US $21.50 per share, the same price per share paid under the TUI Offer for CP Ships common shares dated 30th August 2005. Ship Acquisition holds a sufficient number of common shares of CP Ships to approve the amalgamation in accordance with applicable law. It is anticipated that the amalgamation will be completed on 20th December 2005.

Appointment of New Directors

On 7th November 2005, CP Ships announced that Michael Behrendt has been appointed as Director and Chairman of the Board of Directors of CP Ships and Rainer Feuerhake has been appointed as Director of CP Ships, following the resignations of Nigel Rich as Director and Chairman and Viscount Weir as Director. Mr Behrendt is Chairman of the Executive Board of Hapag-Lloyd AG, a wholly-owned subsidiary of TUI, and is also a member of the TUI executive committee responsible for the shipping division. Mr Feuerhake is the Chief Financial Officer of TUI and is also a member of the executive board of TUI.
New Financing Arrangements

On 7th November 2005, CP Ships announced that CP Ships has entered into credit arrangements with Ship Acquisition and TUI as lenders. The arrangement with Ship Acquisition is in an aggregate principal amount of up to US $250 million in order to fund the redemption of the Senior Notes on 13th December 2005 and for ongoing funding requirements, does not bear interest, is for a term of seven years subject to the right to demand early repayment on the occurrence of certain defaults or any change of control of CP Ships, is unsecured and is subordinated to senior indebtedness of CP Ships. The arrangement with TUI is in an aggregate principal amount of up to US $200 million in order to fund the purchase of the Venture and Spirit vessels in connection with the terminations of their leases and for ongoing funding requirements, bears interest at a rate determined from time to time based on LIBOR plus 1.50%, is for a term of three years subject to the right to demand early repayment on the occurrence of certain defaults or any change of control of CP Ships and is unsecured.

In connection with these credit arrangements, CP Ships’ $525 million revolving credit facility and Venture and Spirit capital leases together with the three facilities financing the CP Ships group’s investment in temperature-controlled and dry-van containers will be terminated and repaid during the fourth quarter of 2005.

The entering into of the credit arrangements has been reviewed and unanimously approved by the Board of Directors of CP Ships at its meeting held on 7th November 2005 and is part of a plan to simplify CP Ships capital structure by refinancing the majority of the group’s public debt, bank loans and capital leases with a mix of cash and inter-company credit facilities to be provided by TUI and Ship Acquisition.

Senior Subordinated Convertible Note Offer and Consent Solicitation

On 7th November 2005, CP Ships announced that CP Ships will offer to purchase any and all of its US $200 million aggregate principal amount of 4% Senior Subordinated Convertible Notes due 2024 for cash equal to 100% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of purchase. CP Ships will also seek the consent of holders of the Convertible Notes to amendments to the indenture governing the Convertible Notes that would eliminate certain reporting obligations and restrictive covenants as well as certain events of default and related provisions. CP Ships will pay holders of Convertible Notes US $2.50 for each US $1,000 principal amount of Convertible Notes in respect of which they deliver consents, provided that CP Ships receives consents from holders representing at least the majority in aggregate principal amount of the Convertible Notes outstanding. The offer is not conditional on the successful completion of the consent solicitation.

CP Ships is required to offer to purchase the Convertible Notes under the indenture governing the Convertible Notes as a result of the acquisition by TUI, through its indirect wholly-owned subsidiary Ship Acquisition, of 88.97% of the common shares of CP Ships under its offer for common shares dated 30th August 2005.

The offer will expire at 5:00 pm (New York time) on 14th December 2005, unless required to be extended, and is subject to the condition that there be no default or event of default existing under the indenture governing the Convertible Notes. Assuming satisfaction of the condition of the offer, CP Ships expects to pay for Convertible Notes properly deposited under the offer and not withdrawn on 19th December 2005.

The consent solicitation will expire at 5:00 pm (New York time) on 16th December 2005, unless extended, and is subject to the condition that CP Ships receives consents from holders representing at least the majority in aggregate principal amount of the Convertible Notes outstanding prior to the expiry of the consent solicitation. Assuming satisfaction of the condition of the consent solicitation, CP Ships expects to pay for consents received and not revoked on 19th December 2005.

Full particulars of the offer and consent solicitation, including the terms thereof and a more detailed description of the proposed amendments to the indenture governing the Convertible Notes, is contained in documentation mailed to holders of Convertible Notes on 8th November 2005. CP Ships has filed with the United States Securities and Exchange Commission a Tender Offer Statement, and the documentation relating to the offer and consent solicitation has been filed with the Canadian securities commissions and the United States Securities and Exchange Commission. These contain important information about CP Ships, the offer and consent solicitation and other related matters, and holders of Convertible Notes are urged to read each of these documents carefully. Investors and holders of Convertible Notes can obtain a free copy of the documentation at the Canadian SEDAR web site at www.sedar.com and at the SEC’s web site at www.sec.gov.

None of CP Ships, the Board of Directors of CP Ships, the trustee of the Convertible Notes or the dealer managers for the offer and solicitation are making any recommendation to holders of Convertible Notes as to whether to deposit their Convertible Notes under the offer or consent to the amendments to the indenture governing the Convertible Notes.

Commencement of Conversion Period

On 7th November 2005, CP Ships announced that the Board of Directors has determined that, following the amalgamation of CP Ships and Ship Acquisition, CP Ships (as the corporation resulting from the amalgamation) will satisfy its obligation to deliver shares upon the conversion of the Convertible Notes by delivery of one redeemable special share of CP Ships, in lieu of each common share deliverable immediately prior to the amalgamation, subject to adjustment in accordance with the terms of the indenture governing the Convertible Notes. The terms and conditions of the redeemable special shares will require that, subject to applicable law, CP Ships redeem any such shares immediately following their issuance for US $21.50 per share.

The current conversion rate is 39.6542 shares per US $1,000 aggregate principal amount of Convertible Notes, subject to adjustment in certain circumstances. CP Ships has the option to deliver cash in lieu of shares issuable upon any conversion of the notes, provided no event of default exists under the indenture.

In accordance with their terms and conditions, the Convertible Notes will become convertible commencing 5th December 2005 and ending 15 days following the effective date of the amalgamation, such 15 day period is expected to end 4th January 2006.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officers

The senior officers who can answer questions regarding this report are John M. Baker, Senior Vice President, General Counsel and Secretary of the Company, who can be reached at +44 1293 861934 and Ian Webber, Chief Financial Officer of the Company, who can be reached at +44 1293 861888.

Item 9.	Date of Report

14th November 2005

Schedule “A”
CP SHIPS ANNOUNCES REDEMPTION OF SENIOR NOTES
SPECIAL MEETING OF SHAREHOLDERS AND APPOINTMENT OF NEW DIRECTORS
GATWICK, UK (7th November 2005) — CP Ships Limited today announced that it will redeem all of its 10 3/8% Senior Notes due 2012, that it has called a special meeting of its shareholders to consider a transaction that would result in TUI AG owning 100% of the common shares of CP Ships, that two new members have joined its Board of Directors and that it has entered into new financing arrangements with TUI.
Redemption of 10 3/8% Senior Notes Due 2012
On 13th December 2005, CP Ships will redeem all of its US $200 million aggregate principal amount of 10 3/8% Senior Notes due 2012.
Holders of Senior Notes will receive the redemption price of 100% of the principal amount of the Senior Notes plus the Applicable Redemption Premium, together with accrued and unpaid interest up to but excluding the redemption date. The Applicable Redemption Premium will be determined on 9th December 2005 in accordance with the indenture governing the Senior Notes.
The redemption price and any accrued and unpaid interest will be paid (less any tax required to be deducted and withheld by CP Ships) on or after 13th December 2005 on presentation and surrender of certificates representing the Senior Notes to: The Bank of New York, at One Canada Square, London E14 5AL, England or at 101 Barclay Street, New York, New York, 10286, USA or The Bank of New York (Luxembourg) SA at Aerogolf Centre, 1A Hoehenhof, L-1736, Senningerberg, Luxembourg.
Interest on the Senior Notes will cease to accrue as of the redemption date.

A formal notice and instructions for the redemption of the Senior Notes will be sent to holders on 9th November 2005 and published in the Financial Times, Wall Street Journal, through the Bloomberg newswire service and on the Luxembourg Stock Exchange website.
The Applicable Redemption Premium is, with respect to each Senior Note on the redemption date, the greater of (i) 1.0% of the principal amount of such Senior Note; and (ii) the excess of (1) the present value at the redemption date of the redemption price of such Senior Note at 15th July 2007, plus all required interest payments that would otherwise be due to be paid on such Senior Note during the period between the redemption date and at 15th July 2007, excluding accrued but unpaid interest, computed using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points, over (2) the principal amount of the Senior Note.
The Treasury Rate as of the redemption date is the yield to maturity at the time of computation of US Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) which has become publicly available at least two business days in New York City prior to such redemption date) most nearly equal to the period from the redemption date to 3rd July 2007; provided that if such yield to maturity is not equal to the constant maturity of a US Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of US Treasury securities for which such yields are given; provided, that if the period from the Redemption Date to 3rd July 2007 is less than one year, the weekly average yield on actually traded US Treasury securities adjusted to a constant maturity of one year shall be used.
Special Meeting of Shareholders and Amalgamation
A special meeting of shareholders of CP Ships has been called to consider and, if deemed advisable, approve the amalgamation of CP Ships and Ship Acquisition Inc, an indirect wholly-owned subsidiary of TUI which currently holds 88.97% of the outstanding common shares of CP Ships. The special meeting will be held on 14th December 2005 at 10:00 am at the Fairmont

Royal York Hotel in Toronto, Canada. The record date for determining the shareholders of CP Ships entitled to receive notice of the meeting is 9th November 2005. Full particulars of the proposed amalgamation will be described in the meeting materials to be mailed to shareholders on or about 16th November 2005.
The amalgamation will result in TUI owning 100% of the common shares of the company resulting from the amalgamation, which will also be called CP Ships Limited. Holders of common shares of CP Ships immediately prior to the amalgamation, other than Ship Acquisition Inc, will receive one redeemable special share of CP Ships (as the corporation resulting from the amalgamation) per common share held. Subject to applicable law, the special shares will immediately be redeemed for US $21.50 per share, the same price per share paid under the TUI Offer for CP Ships common shares dated 30th August 2005. Ship Acquisition Inc holds a sufficient number of common shares of CP Ships to approve the amalgamation in accordance with applicable law. It is anticipated that the amalgamation will be completed on 20th December 2005.
Appointment of New Directors
Michael Behrendt has been appointed as Director and Chairman of the Board of Directors of CP Ships and Rainer Feuerhake has been appointed as Director of CP Ships, following the resignations of Nigel Rich as Director and Chairman and Viscount Weir as Director. Mr Behrendt is Chairman of the Executive Board of Hapag-Lloyd AG, a wholly-owned subsidiary of TUI, and is also a member of the TUI executive committee responsible for the shipping division. Mr Feuerhake is the Chief Financial Officer of TUI and is also a member of the executive board of TUI.
New Financing Arrangements
CP Ships has entered into credit arrangements with Ship Acquisition Inc and TUI as lenders. The arrangement with Ship Acquisition Inc is in an aggregate principal amount of up to US $250 million in order to fund the redemption of the Senior Notes on 13th December 2005, does not bear interest, is for a term of seven years, is unsecured and is subordinated to senior indebtedness of CP Ships. The arrangement with TUI is in an aggregate principal amount of up to US $200 million in order to fund the purchase of the Venture and Spirit vessels in connection with the terminations of their leases and for ongoing funding requirements, bears interest at a rate determined from time to time based on LIBOR plus 1.50%, is for a term of three years subject to the right to demand early repayment on the occurrence of certain defaults or any change of control of CP Ships and is unsecured.
In connection with these credit arrangements, CP Ships’ $525 million revolving credit facility and Venture and Spirit capital leases together with the three facilities financing the CP Ships group’s investment in temperature-controlled and dry-van containers will be terminated and repaid during the fourth quarter of 2005.
About CP Ships
CP Ships, a subsidiary of TUI AG, provides international container transportation in four key regional markets: TransAtlantic, Australasia, Latin America and Asia with 38 services in 21 trade lanes. As of 30th September 2005 its vessel fleet was 80 ships and its container fleet 432,000 teu. Volume in 2004 was 2.3 million teu. CP Ships also owns Montreal Gateway Terminals which operates one of Canada’s largest marine container terminal facilities. CP Ships is listed on the Toronto and New York Stock Exchanges. TUI intends to acquire 100% of CP Ships by the end of 2005 after which CP Ships is expected to no longer be a public company. TUI plans to integrate CP Ships into its other shipping subsidiary Hapag-Lloyd to create the world’s fifth-largest container shipping company.
Forward Looking Information
This press release contains certain forward-looking information and statements within the meaning of applicable securities laws relating, but not limited, to operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as “consider,” “anticipate,” “believe,” “expect,” “plan,” “intend,” “likely” or similar words suggesting future outcomes or statements regarding TUI’s ability to integrate successfully CP Ships’ operations and employees and ability to realize anticipated synergies and regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
These statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Although CP Ships believes it has a reasonable basis for making the forecasts or projections included herein, you are cautioned not to place undue reliance on such forward-

looking information. By its nature, the forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contributes to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; the effects of competition and pricing pressures; changes in freight rates; changes in operational costs; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; and the company’s anticipation of and success in managing the risks associated with the foregoing.
The above list of important factors affecting forward-looking information is not exhaustive, and reference should be had to the other risks discussed in filings with securities regulators. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.
CONTACTS
Investors
Jeremy Lee, VP Investor Relations and Public Affairs
Telephone: + 1 514 934 5254
Media
Elizabeth Canna, VP Group Communications
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764

Schedule “B”
CP SHIPS ANNOUNCES SENIOR SUBORDINATED CONVERTIBLE NOTE OFFER
AND CONSENT SOLICITATION
GATWICK, UK (7th November 2005) — CP Ships Limited today announced that it will offer to purchase any and all of its 4% Senior Subordinated Convertible Notes due 2024 and solicit from holders of Convertible Notes consents to certain amendments to the indenture governing the Convertible Notes. CP Ships also announced that, in accordance with the terms and conditions of the Convertible Notes, the Convertible Notes will become convertible into shares of CP Ships commencing 5th December 2005.
CP Ships is required to offer to purchase the Convertible Notes under the indenture governing the Convertible Notes as a result of the acquisition by TUI AG, through its indirect wholly-owned subsidiary Ship Acquisition Inc, of 88.97% of the common shares of CP Ships under its offer for common shares dated 30th August 2005.
Offer and Consent Solicitation
CP Ships will offer to purchase any and all of its US $200 million aggregate principal amount of 4% Senior Subordinated Convertible Notes due 2024 for cash equal to 100% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of purchase. CP Ships will also seek the consent of holders of the Convertible Notes to amendments to the indenture governing the Convertible Notes that would eliminate certain reporting obligations and restrictive covenants as well as certain events of default and related provisions. CP Ships will pay holders of Convertible Notes US $2.50 for each US $1,000 principal amount of Convertible Notes in respect of which they deliver consents, provided that CP Ships receives consents from holders representing at least the majority in aggregate principal amount of the Convertible Notes outstanding. The offer is not conditional on the successful completion of the consent solicitation.

The offer will expire at 5:00 pm (New York time) on 14th December 2005, unless required to be extended, and is subject to the condition that there be no default or event of default existing under the indenture governing the Convertible Notes. Assuming satisfaction of the condition of the offer, CP Ships expects to pay for Convertible Notes properly deposited under the offer and not withdrawn on 19th December 2005.
The consent solicitation will expire at 5:00 pm (New York time) on 16th December 2005, unless extended, and is subject to the condition that CP Ships receives consents from holders representing at least the majority in aggregate principal amount of the Convertible Notes outstanding prior to the expiry of the consent solicitation. Assuming satisfaction of the condition of the consent solicitation, CP Ships expects to pay for consents received and not revoked on 19th December 2005.
This press release is neither an offer to purchase nor a solicitation of an offer to sell the Convertible Notes. Full particulars of the offer and consent solicitation, including the terms thereof and a more detailed description of the proposed amendments to the indenture governing the Convertible Notes, will be contained in documentation to be mailed to holders of Convertible Notes on or about 8th November 2005. At the time the offer is commenced, CP Ships will file with the United States Securities and Exchange Commission a Tender Offer Statement, and the documentation relating to the offer and consent solicitation will be filed with the Canadian securities commissions and the United States Securities and Exchange Commission. These will contain important information about CP Ships, the offer and consent solicitation and other related matters, and holders of Convertible Notes are urged to read each of these documents carefully when they are available. Investors and holders of Convertible Notes will be able to obtain a free copy of the documentation (when available) at the Canadian SEDAR web site at www.sedar.com and at the SEC’s web site at www.sec.gov.
None of CP Ships, the Board of Directors of CP Ships, the trustee of the Convertible Notes or the dealer managers for the offer and solicitation are making any recommendation to holders of Convertible Notes as to whether to deposit their Convertible Notes under the offer or consent to the amendments to the indenture governing the Convertible Notes.

For additional information or assistance, holders of Convertible Notes may contact their broker, dealer, bank, trust company or other nominee through which their Convertible Notes are held. Holders of Convertible Notes may also contact the dealer managers for the offer and consent solicitation, Citigroup Global Markets Canada Inc (in Canada) at (212) 723-7450 and Citigroup Global Markets Inc (in the United States) at (212) 723-7450 or the information agent, Mackenzie Partners, Inc, at 800-322-2885.
Commencement of Conversion Period
CP Ships also announced today that it has called for 14th December 2005 a special meeting of its shareholders to consider and, if deemed advisable, approve the amalgamation of CP Ships and Ship Acquisition Inc. The amalgamation will result in TUI owning 100% of the common shares of the company resulting from the amalgamation, which will also be called CP Ships Limited. Holders of common shares of CP Ships immediately prior to the amalgamation, other than Ship Acquisition Inc, will receive one redeemable special share of CP Ships (as the corporation resulting from the amalgamation) per common share held. Subject to applicable law, the special shares will immediately be redeemed for US $21.50 per share, the same price per share paid under the TUI offer for CP Ships common shares dated 30th August 2005. Ship Acquisition Inc holds a sufficient number of common shares of CP Ships to approve the amalgamation in accordance with applicable law. The board of directors of CP Ships has determined that the anticipated effective date of the amalgamation is 20th December 2005.
The Board of Directors has also determined that, following the amalgamation, CP Ships (as the corporation resulting from the amalgamation) will satisfy its obligation to deliver shares upon the conversion of the Convertible Notes by delivery of one redeemable special share of CP Ships, in lieu of each common share deliverable immediately prior to the amalgamation, subject to adjustment in accordance with the terms of the indenture governing the Convertible Notes. The terms and conditions of the redeemable special shares will require that, subject to applicable law, CP Ships redeem any such shares immediately following their issuance for US $21.50 per share.

The current conversion rate is 39.6542 shares per US $1,000 aggregate principal amount of Convertible Notes, subject to adjustment in certain circumstances. CP Ships has the option to deliver cash in lieu of shares issuable upon any conversion of the notes, provided no event of default exists under the indenture.
In accordance with their terms and conditions, the Convertible Notes will become convertible commencing 5th December 2005 and ending 15 days following the effective date of the amalgamation, such 15 day period is expected to end 4th January 2006.
About CP Ships
CP Ships, a subsidiary of TUI AG, provides international container transportation in four key regional markets: TransAtlantic, Australasia, Latin America and Asia with 38 services in 21 trade lanes. As of 30th September 2005 its vessel fleet was 80 ships and its container fleet 432,000 teu. Volume in 2004 was 2.3 million teu. CP Ships also owns Montreal Gateway Terminals which operates one of Canada’s largest marine container terminal facilities. CP Ships is listed on the Toronto and New York Stock Exchanges. TUI intends to acquire 100% of CP Ships by the end of 2005 after which CP Ships is expected to no longer be a public company. TUI plans to integrate CP Ships into its other shipping subsidiary Hapag-Lloyd to create the world’s fifth-largest container shipping company.
Forward Looking Information
This press release contains certain forward-looking information and statements within the meaning of applicable securities laws relating, but not limited, to operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as “consider,” “anticipate,” “believe,” “expect,” “plan,” “intend,” “likely” or similar words suggesting future outcomes or statements regarding TUI’s ability to integrate successfully CP Ships’ operations and employees and ability to realize anticipated synergies and regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
These statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Although CP Ships believes it has a reasonable basis for making the forecasts or projections included herein, you are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contributes to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; the effects of competition and pricing pressures; changes in freight rates; changes in operational costs; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; and the company’s anticipation of and success in managing the risks associated with the foregoing.
The above list of important factors affecting forward-looking information is not exhaustive, and reference should be had to the other risks discussed in filings with securities regulators. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.
CONTACTS
Investors
Jeremy Lee, VP Investor Relations and Public Affairs
Telephone: + 1 514 934 5254
Media
Elizabeth Canna, VP Group Communications
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764